Reven Housing REIT, Inc.

875 Prospect Street, Suite 304

La Jolla, California 92037

May 23, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Reven Housing REIT, Inc. Registration Statement on Form S-11 Filed on May 5, 2017 File No. 333-217722

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), please consider this correspondence as an application to the United States Securities and Exchange Commission (the “Commission”) for granting the withdrawal by Reven Housing REIT, Inc. (the “Registrant”) of the subject Registration Statement on Form S-11 filed by the Registrant on May 5, 2017 (File No. 333-217722). The Registrant is requesting withdrawal for various business and market reasons and, as such, the registration statement should not be made effective at this time.

The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Registrant believes the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission grant the application for withdrawal.

The Registrant further requests that all fees paid to the Commission with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact our outside legal counsel Daniel K. Donahue, Esq. at (949) 732-6557.

Very truly yours,

/s/ Chad M. Carpenter

Chad M. Carpenter

Chief Executive Officer